

October 11, 2011

Via E-mail
Fujio Cho
Chairman of the Board
Toyota Motor Corporation
1 Toyota-cho, Toyota City
Aichi Prefecture 471-8571
Japan

> **Re:** **Toyota Motor Corporation**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed September 27, 2011**
> **and Documents Incorporated by Reference**
> **File No. 333-175524**

Dear Mr. Cho:

We have reviewed your responses to the comments in our letter dated September 15, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Form F-4

Summary, page 1

Reasons for the Share Exchange, page 3

1. We note your response to our prior comment 15 and your revised disclosure on page three that, after the share exchange, "Kanto intends to work closely with Toyota and its group companies overseas to develop specific steps to implement this expanded role." Please revise to include a timeline that shows the length of time it will take Kanto, Toyota and Toyota's group companies to develop these steps and when you anticipate that Kanto will begin to implement its expanded role in overseas production or provide a cross-reference to the corresponding section in the registration statement.

Financial Analysis of Mitsubishi UFJ Morgan Stanley Securities, page 28

2. We note your response to our prior comment 25 and reissue in part. Please revise to clarify how the financial advisor determined the averages presented on page 30. In addition, we note that in the supplemental materials prepared by Mitsubishi UFJ Morgan Stanley Securities the calculations are referred as the "adjusted mean" and not the "average." Please revise or advise.

3. In rendering the opinion prepared by Mitsubishi UFJ Morgan Stanley Securities, the financial advisor reviewed financial projections prepared by the managements of Kanto and Toyota. Please revise to include a description of the financial projections used or advise why this is unnecessary.

Taxation, page 40

Japanese Tax Consequences, page 40

4. We note that you have provided short form tax opinions. Please revise to remove the description of the tax opinion as a "summary" in the second sentence in the second paragraph of this section as the tax opinion should opine upon all material tax consequences.

Exhibit 5.1

5. Please have counsel revise paragraph (B) to clarify that the discussion in the Taxation section of the prospectus is counsel's opinion, as counsel must opine on the tax consequences and not the manner in which they are described in the prospectus. In addition, please revise to remove the word "summarize" as the tax opinion should opine upon all material tax consequences.

6. Please have counsel revise its statements that the opinion is limited to the laws of Japan effective "as of the date hereof" in the first paragraph after paragraph (B) and in paragraph (II) to indicate that the opinion speaks as of the date of effectiveness of the registration statement. Alternatively, confirm that counsel will refile the opinion dated the date of effectiveness.

7. Please have counsel revise to remove assumptions (iii), (iv), (v), (vi) and (vii) as it is inappropriate for counsel to make such assumptions regarding its own client.

8. Please have counsel revise paragraphs (II) and the third and fourth sentences of (VIII) to remove the language that attempts to limit reliance on the opinion.

Exhibit 8.2

9. Please revise the second paragraph to clarify that counsel has relied upon the accuracy of the transactions described in the registration statement and prospectus.

10. Please have counsel revise the third and the fifth paragraph so that the opinion speaks as of the date of effectiveness. Alternatively, confirm that counsel will refile the opinion dated the date of effectiveness.

Form 20-F for the Fiscal Year Ended March 31, 2011

Notes to Consolidated Financial Statements

Note 23. Other commitments and contingencies, concentrations and factors that may affect future operations, page F-55

Legal Proceedings, page F-55

Class Action and Consolidated Litigation, page F-56

11. Refer to your response to our prior comment 30. You state you accrue for legal claims when payments associated with the claims become probable. Pursuant to ASC 450-20-25-2, a loss contingency shall be accrued when it is probable that a liability has been incurred. Please explain to us how your accounting complies with this.

12. You indicate that your quantified analysis develops an accrual for the contingency that represents an amount that you believe to be probable. So that we may better understand the estimation process for your accrual, please clarify for us whether the amount computed for accrual is developed within a range of estimates. If so, please explain to us why an estimate of the reasonably possible loss beyond the amount accrued is not possible to estimate for disclosure purposes pursuant to ASC 450-20-50-3b and 50-4b.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Theresa Messinese at (202) 551-3307 or Douglas Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
       Masahisa Ikeda
       Shearman & Sterling LLP